As filed with the Securities and Exchange Commission on October 12, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) of the Securities
Exchange Act of 1934

(Amendment No. 4)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

(Name of Subject Company (issuer))

BRASILCEL N.V.
PORTUGAL TELECOM, SGPS, S.A.
PT MÓVEIS, SGPS, S.A.
TELEFÓNICA MÓVILES, S.A.

(Name of Filing Person (offeror))

Preferred shares, without par value
American Depositary Shares (as evidenced by
American Depositary Receipts),
each representing 50,000 preferred shares
Common shares, without par value (Title of Class of Securities)

87943B1026 (American Depositary Shares)
(CUSIP Number of Class of Securities)

S. Todd Crider, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☑	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3

☐	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

INTRODUCTORY STATEMENT
Items 4 and 8. Terms of the Transaction and Interest in Securities of the Subject Company.
Item 7. Source and Amount of Funds
Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX
PRESS RELEASE
NOTICE OF MATERIAL FACT
TEXT OF NOTICE OF MATERIAL FACT

INTRODUCTORY STATEMENT

     This amendment relates to the Tender Offer Statement on Schedule TO filed on September 1, 2004, as amended on September 8, 2004, September 21, 2004 and September 24, 2004 (the “Tender Offer Statement”), regarding the tender offer by Brasilcel N.V., a corporation organized under the laws of The Netherlands (“Brasilcel”), a joint venture among Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. (a wholly owned subsidiary of Portugal Telecom, SGPS, S.A.) and Telefónica Móviles, S.A., to purchase for cash up to 16,723,247,000 common shares and up to 92,499,407,000 preferred shares of Tele Leste Celular Participações S.A., or “TLE,” a corporation organized under the laws of the Federative Republic of Brazil, at a price of R$0.90 per 1,000 common shares and R$1.10 per 1,000 preferred shares without interest, net of applicable stock exchange and settlement fees, brokerage fees or commissions and withholding taxes.

     The tender offer expired at 11:00 a.m., New York City time, on October 8, 2004. Common shares and preferred shares of TLE were accepted for purchase pursuant to the tender offer through an auction on the São Paulo Stock Exchange held on October 8, 2004. Settlement of these purchases is expected to occur on October 14, 2004. The terms and conditions of the tender offer are set forth in the Tender Offer Statement.

     This amendment is being filed to report the results of the tender offer and to make certain other changes to Items 4, 7 and 12 of the Tender Offer Statement.

Items 4 and 8. Terms of the Transaction and Interest in Securities of the Subject Company.

     Items 4 and 8 of the Tender Offer Statement are hereby amended and supplemented by adding the following language:

“The tender offer expired at 11:00 a.m., New York City time, on October 8, 2004. 49,132,343,357 common shares and 217,631,298,992 preferred shares of TLE were validly tendered and not withdrawn in the tender offer. Because more common shares and preferred shares were validly tendered than the maximum numbers of shares of those classes subject to the tender offer, Brasilcel will purchase, due to the application of the proration factor, a number of common shares equal to 0.3403 common shares for each common share validly tendered and a number of preferred shares equal to 0.4250 preferred shares for each preferred share validly tendered. Brasilcel therefore accepted for purchase 16,723,247,000 common shares and 92,499,407,000 preferred shares of TLE. Brasilcel will thereby increase its direct and indirect ownership of TLE’s common shares to 114,810,418,296 common shares, or 68.7% of TLE’s common shares, and its direct and indirect ownership of TLE’s preferred shares to 128,323,263,625 preferred shares, or 40.9% of TLE’s preferred shares. Settlement of these purchases is expected to occur on October 14, 2004.”

“On October 9, 2004, Brasilcel published a notice of material fact (fato relevante) announcing the final results of the tender offer, and on October 11, 2004, Brasilcel issued a related press release. Copy of these documents are filed as Exhibits (a)(5)(G) and (a)(5)(H) to the Tender Offer Statement. On October 9, 2004, Portugal Telecom, SGPS, S.A. issued a notice of material fact (fato relevante) and Telefónica Móviles S.A. issued a press release announcing the final results of the tender offer. A copy of the text of these documents is filed as Exhibit (a)(5)(I) to the Tender Offer Statement.”

     Item 4 of the Tender Offer Statement is hereby further amended by inserting the following sentences at the end of the second to last paragraph of Section 3 – “Acceptance for Payment and Payment for Shares” of the offer to purchase:

“Brasilcel intends to purchase shares in the tender offer through its subsidiary Avista Participações Ltda., a Brazilian limited liability company. This purchase through Avista Participações Ltda. will not relieve Brasilcel of its obligations under this offer to purchase or prejudice the rights of tendering holders to receive payment for shares validly tendered and accepted for payment pursuant to the offer to purchase.”

Item 7. Source and Amount of Funds

     Section 7 – “Source and Amount of Funds” of the offer to purchase is hereby amended by replacing the third sentence thereof with the following sentences:

“Brasilcel intends to pay this amount from funds obtained from a capital increase by its controlling shareholders Telefónica Móviles and Portugal Telecom in an amount in U.S. dollars equivalent to approximately R$615.6 million. Brasilcel intends to purchase the shares in these tender offers through its subsidiary Avista Participações Ltda. and expects to contribute the necessary funds to Avista Participações Ltda. through a capital increase. Avista Participações Ltda. will convert the funds into reais to enable the purchase of shares in the tender offer.”

Item 12. Exhibits.

     Item 12 is hereby amended by adding the following exhibits thereto:

"(a)(5)(G) Press release dated October 8, 2004.”

"(a)(5)(H) Notice of material fact (fato relevante) dated October 8, 2004.”

"(a)(5)(I) Text of notice of material fact (fato relevante) of Portugal Telecom and press release of Telefónica Móviles dated October 9, 2004.”

"(a)(5)(J) Text of notice of material fact (fato relevante) of Portugal Telecom and press release of Telefónica Móviles dated August 25, 2004, incorporated herein by reference to the precommencement communication filed by the filing persons under cover of Schedule TO on August 25, 2004 (Exhibit 1.3) (SEC File No. 005-79099).”

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRASILCEL N.V.

	By:	/s/ Francisco José Azevedo Padinha

	Name:	Francisco José Azevedo Padinha
	Title:	Chief Executive Officer

	By:	/s/ Javier Rodríguez Garcia

	Name:	Javier Rodríguez Garcia
	Title:	Vice President for Technology and Markets
Dated: October 12, 2004

PORTUGAL TELECOM, SGPS, S.A.

	By:	/s/ Miguel Horta e Costa

	Name:	Miguel Horta e Costa
	Title:	President and Chief Executive Officer

	By:	/s/ Zeinal Bava

	Name:	Zeinal Bava
	Title:	Chief Financial Officer
Dated: October 12, 2004

PT MÓVEIS, SGPS, S.A.

	By:	/s/ Carlos Vasconcellos Cruz

	Name:	Carlos Vasconcellos Cruz
	Title:	Chief Executive Officer

	By:	/s/ Diogo Horta e Costa

	Name:	Diogo Horta e Costa
	Title:	Director
Dated: October 12, 2004

TELEFÓNICA MÓVILES, S.A.

	By:	/s/ Antonio Hornedo Muguiro

	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel

	By:	/s/ Ernesto Lopez Mozo

	Name:	Ernesto Lopez Mozo
	Title:	Chief Financial Officer
Dated: October 12, 2004

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to purchase dated September 1, 2004, as amended September 21, 2004.*

(a)(1)(B)	Form of letter of transmittal.*

(a)(1)(C)	Letter to brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(1)(D)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(1)(E)	Announcement to shareholders (edital) dated September 1, 2004.*

(a)(1)(F)	Notice of guaranteed delivery.*

(a)(1)(G)	Guidelines for certification of taxpayer identification number on Substitute Form W-9.*

(a)(1)(H)	Clarification, published September 2, 2004, to announcement to shareholders (edital) filed as Exhibit (a)(1)(E).*

(a)(1)(I)	Clarification, published September 24, 2004, to announcement to shareholders (edital) filed as Exhibit (a)(1)(E).*

(a)(5)(A)	Summary advertisement dated September 1, 2004.*

(a)(5)(B)	Press release dated August 24, 2004, incorporated herein by reference to the first pre-commencement communication filed by the filing persons under cover of Schedule TO on August 25, 2004 (Exhibit 1.2) (SEC File No. 005-79099).

(a)(5)(C)	Notice of material fact (fato relevante) dated August 25, 2004, incorporated herein by reference to the precommencement communication filed by the filing persons under cover of Schedule TO on August 27, 2004 (Exhibit 1.1) (SEC File No. 005-79099).

(a)(5)(D)	Investor presentation dated August 25, 2004, incorporated herein by reference to the second pre-commencement communication filed by the filing persons under cover of Schedule TO on August 25, 2004 (Exhibit 1.1) (SEC File No. 005-79099).

(a)(5)(E)	Notice of material fact (fato relevante) dated September 1, 2004.*

(a)(5)(F)	Press release dated September 1, 2004.*

(a)(5)(G)	Press release dated October 8, 2004.**

(a)(5)(H)	Notice of material fact (fato relevante) dated October 8, 2004.**

(a)(5)(I)	Text of notice of material fact (fato relevante) of Portugal Telecom and press release of Telefónica Móviles dated October 9, 2004.**

(a)(5)(J)	Text of notice of material fact (fato relevante) of Portugal Telecom and press release of Telefónica Móviles dated August 25, 2004, incorporated herein by reference to the precommencement communication filed by the filing persons under cover of Schedule TO on August 25, 2004 (Exhibit 1.3) (SEC File No. 005-79099).

(b)(1)	Mercantile Line of Credit Agreement between Telefónica Móviles, S.A. and Telefónica Móviles España, S.A. dated June 28, 2004.*

(d)(1)	Shareholders Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A., and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F of Telefónica, S.A. filed on June 30, 2003 (the “2002 Telefónica 20-F”) (SEC file number 001-09531).

(d)(2)	Subscription Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A., and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.4 to the 2002 Telefónica 20-F.

*	Previously filed.
**	Filed herewith.